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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number:				Date examination completed:

811-09689					01/31/2011

2. State identification Number:

	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Wells Fargo Master Trust
4. Address of principal executive office (number, street, city, state, zip code):
525 Market Street, San Francisco, CA 94105

INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments.
Investment Company
1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.
THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
SEC 2198 (10-03)

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

KPMG LLP	Telephone	+1 617 988 1000
Two Financial Center	Fax	+1 617 507 8321
60 South Street	Internet	www.us.kpmg.com
Boston, MA 02111
Report of Independent Registered Public Accounting Firm
To the Board of Trustees
Wells Fargo Master Trust
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Master Trust (the “Funds”) as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 28, 2010. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2010, and with respect to agreement of security purchases and sales, for the period December 31, 2009, (September 30, 2009 for the International Index fund), the date of our last examination, through February 28, 2010.
(1)	Confirmation of all securities held by institutions in book entry form (Banco Itau Chile, Bank of Ireland, BNP Paribas Greece, Ceskoslvenska Obchodni Banka, Citi Poland, Citi Singapore, Citi USA, Credit Suisse Czech Republic, CTP & International Settlements, Depository Trust Company, Deutsche Bank Amsterdam, Deutsche Bank Germany, Deutsche Bank India, Deutsche Bank Indonesia, Deutsche Bank Italy, Deutsche Bank Netherlands, Deutsche Bank Spain, Federal Reserve, HSBC Australia, HSBC China, HSBC Egypt, HSBC Japan, HSBC New Zealand, SEB Finland, SEB Lithuania, SEB Sweden, Standard Chartered China, Standard Chartered Malaysia, Standard Chartered Philippines, Standard Chartered Taiwan, Standard Chartered Thailand, and Unicredit Bank Hungary);

(2)	Count and inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) above;

(3)	Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(4)	Reconciliation of all such securities to the books and records of the Funds and the Custodian;
KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
(“KPMG International”), a Swiss entity.

(5)	Confirmation of all futures agreements and underlying collateral, as applicable;

(6)	Agreement of three security purchases and three security sales or maturities since the date of our last report from the books and records of the Funds to trade tickets.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2010, with respect to securities reflected in the investment accounts of the Funds, are fairly stated, in all material respects.
This report is intended solely for the information and use of management, the Board of Trustees of the Funds as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.
Boston, Massachusetts
January 31, 2011

Appendix A
Wells Fargo Master Trust —
*	Diversified Fixed Income Portfolio

*	Diversified Stock Portfolio

*	International Index Portfolio

*	Examination was performed without prior notice to management.

January 31, 2011
KPMG LLP
Two Financial Center
60 South St
Boston, MA 02111
RE:      Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
Ladies and Gentlemen:
We, as members of management of Wells Fargo Master Trust, as listed in Appendix A, (the “Portfolios”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2010, and for the period from December 31, 2009, (September 30, 2009 for the International Index Fund) through February 28, 2010.
Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2010 and for the period from December 31, 2009, (September 30, 2009 for the International Index Fund) through February 28, 2010, with respect to securities reflected in the investment accounts of the Portfolios.
Sincerely,

Karla M. Rabusch, President
Wells Fargo Master Trust

Kasey Phillips, Treasurer
Wells Fargo Master Trust

Appendix A
Wells Fargo Master Trust —
*	Diversified Fixed Income Portfolio

*	Diversified Stock Portfolio

*	International Index Portfolio

*	Examination was performed without prior notice to management.